Exhibit 12

MMI Products, Inc.

Computation of Ratio of Earnings to Fixed Charges
(In Thousands)
	1998	1999	2000	2001	2002
Income before income taxes	$ 18,274	$ 31,526	$ 32,028	$ 17,463	$ (3,611)
Fixed charges	18,443	20,823	24,936	27,019	27,507
Earnings	36,717	52,349	56,964	44,482	23,896
Rent expense	5,103	6,228	7,876	8,316	8,640
Portion of rent expense representative of the interest factor	1,123	1,370	1,733	1,830	1,901
Interest expense (including amortization of debt issue costs)	17,320	19,453	23,203	25,189	25,606
Fixed charges	$ 18,443	$ 20,823	$ 24,936	$ 27,019	$ 27,507
Ratio of earnings to fixed charges	2.0	2.5	2.3	1.6	0.9